June 6, 2008


Mail-Stop 4561


Mr. Jack L. Kopnisky
Chief Executive Officer, President
and Chief Operating Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, Massachusetts 01089


Re:	The First Marblehead Corporation
	Form 10-Q (q/e March 31, 2008)
	Filed May 12, 2008
	File No. 001-31825


Dear Mr. Kopnisky:

      We have reviewed your filing and your previous responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2008
Management`s Discussion and Analysis
Application of Critical Accounting Policies and Procedures
Service Revenue and Receivables
1. We have reviewed your response and the supplemental material filed
with the Form 10-Q, and note the following items. As to the actual default rates, gross and net, we note on page 11 of the static pool information a line indicating "Cumulative Default Rate Net of
Claims
Cancelled". Please advise us as to how these amounts relate to the gross or net default rates underlying your assumptions on page 11 of your Form 10-Q, e.g., are they the equivalent of "net default rates".
In addition, we note your statement in the last paragraph on page
11
that the Company maintained its weighted average net default rate assumptions at 7.68% for the portfolio. In this regard, and noting what appears to be significant increases in the "Cumulative Net Default Rates" from 12/31 to 3/31 in the static pool disclosures, supplementally provide the staff, the actual gross and net default rates, by pool and in the aggregate, at March 31, 2008, and, the growth in such rates from December 31, 2007, or indicate where such information is disclosed by the Company.
2. Noting from the static pool "rolling prepayment rates" table what appear to be significant increases in prepayments rates from the previous measurement date, and your statement in the Form 10-Q on page 12 that you did not change your assumptions regarding assumed average prepayment rates over the life of the trust during the third quarter, supplementally provide the staff with actual prepayment rates at the end of the last 2 quarters (or measurement dates) and the percentage increase between the periods.

Financial Statements
Unaudited Condensed Consolidated Balance Sheets, page 1
Goodwill
3. Please provide us a comprehensive discussion (timing, description of reporting units, etc) of your most recent goodwill impairment tests and consider the guidance in paragraphs 16-35 of SFAS 142 as your formulate your response. In your response, please:

* Provide detailed information on how you determined the fair value of each of your reporting units including a summary schedule of your
SFAS 142, step 1 test results and an analysis of the results;
* Tell us how you considered the relationship between your quoted common stock price and your reported book value and net tangible asset value as of year-end and latest interim period and whether or not there is an "implied" impairment of assets;
* Tell us how you considered whether you were required to test for goodwill impairment in 2008 due to current market conditions, the decrease in your stock price, published media reports detailing the financial condition of major customers, third party borrower default guarantors and any other applicable factor(s) in paragraph 28 of SFAS
142;
* Tell us whether you have had any discussions with third parties regarding offers to purchase any particular group of assets and how any discussions may have influenced your decision as to retest goodwill or recognize an impairment at any particular balance sheet date;
* Tell us what other information would have been required for you to conclude that an impairment loss was probable and reasonable estimatable at year-end and the latest interim period if you conclude that an impairment does not currently exist;
* Discuss what involvement your independent auditors have had regarding comments we have raised on this issue, including any consultation at the national office level.


      *			*			*			*
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Any questions on the accounting comment should be directed to Benjamin Phippen at (202) 551-3697 or John Nolan, the Accounting
Branch Chief at (202) 551-3492. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.



							Sincerely,


							Christian Windsor
							Special Counsel
							Financial Services Group








Mr. Jack L. Kopnisky
The First Marblehead Corporation
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